Mail Stop 6010	February 1, 2006

Mr. Charles Godels
President
Avalon Development Enterprises, Inc.
770 First Avenue North
St. Petersburg, Florida  33701

Re:	Avalon Development Enterprises, Inc.
	Registration Statement on Form SB-2, filed January 9, 2005
	File No. 333-130937

Dear Mr. Godels:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
2. Throughout your prospectus, we note that you make various conflicting statements regarding the current status of your business.
See for example,
* On page 1 you state that you are "in the business of real estate acquisition and development" and that you "offer property cleaning and maintenance services to both retail and commercial properties."
Based on your November 30, 2005 balance sheet and income statement, it appears that you currently own no properties and that you have very limited revenues from cleaning services.
* On page16 you state that you have yet to fully implement your business plan and that you will need $2,000,000 to implement your business plan. On page 18, however, you state that during your "years of operation" you have "fully developed" your target market.

Please review your entire prospectus and revise your disclosure so that it is consistent with respect to your current status.
3. We note that you make certain statements in your prospectus that may suggest you have more than 2 full time employees. For example, on page 5 you refer to "sales and marketing personnel," and on page
18 you refer to your "marketing department." Please revise your disclosure throughout the prospectus to eliminate any such statements that are inconsistent with the fact that you have only 2 full time employees.

Prospectus Cover Page
4. Please limit the cover page to the information that is required by
Item 501 of Regulation S-B and to one page. Your cover page contains superfluous information. For example you do not need to disclose on the first page the first paragraph that qualifies the summary, the second paragraph that describes the stock split, the number of selling stockholders, the costs and expenses of the offering and the fact you will amend the registration statement to reflect a new price. You may describe these items in the body of the prospectus.
Please review your cover page for all superfluous items and revise.
5. Please move your cross-reference to the risk factors on page ii to a more prominent location on the cover page.
6. You appear to make certain conflicting statements on the cover page that need to be clarified. See for example,
* You state that you may use the services of broker/dealers to offer and sell your shares, but you also state that the primary offering is
"self-underwritten." Please clarify. If broker/dealers may be used in only the secondary offering, please clarify.
* You also state that the primary offering is for a period of 120 days and that you may or may not extend the offering for up to an additional 90 days. You then state that the offering will continue until the earlier of ___________, 2006, the date on which all of the shares offered are sold, or when you otherwise terminate the offering. Please clarify if this second statement relates only to the secondary offering. If not, please disclose the termination date of the secondary offering.

7. Please move the dealer prospectus delivery legend to the inside front or outside back cover page as required by Item 502(b) of Regulation S-B.

Table of Contents

8. Please provide the pages numbers in your table of contents as required by Item 502(a) of Regulation S-B.

Prospectus Summary, page 1

9. Please provide your address and phone number as required by Item
503(c) of Regulation S-B.

Risk Factors, pages 2-4

General

10. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "There Is No Public
Market for Our Shares, and There Is No Assurance That One Will Develop." or describe an event that may occur in the future, such as
"We May Not Be Able to Fully Implement Our Business Plan Due to
Our
Lack of Experience in Building Maintenance and Cleaning." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

11. Please review and revise each of your risk factors, as applicable, to provide a meaningful detailed discussion about the risks that have affected and will affect your operations, financial condition or business. Many of your risk factors do not contain sufficient detail and do not adequately discuss the risks to your business. For example, in your risk factor, "We May Not Be Able to
Fully Implement Our Business Plan Due to Our Lack of Experience in Building Maintenance and Cleaning," you should at a minimum explain how your experience in building maintenance and cleaning is limited, why these services are critical to your business and the risks and costs involved gaining the appropriate experience. Where practicable, please quantify the specific and immediate effects to investors of the risks that you have identified.

12. We note your discussion regarding penny stocks on page 8.
Please
add a risk factor to discuss the risks involved to investors in purchasing your stock as a result of it being subject to the penny stock rules.

"Our Failure to Raise Additional Capital Will Significantly Limit
Our
Ability to Conduct Property Acquisitions." Page 2
13. Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.
14. Please revise your disclosure in this risk factor to briefly describe what you mean by "sustain business operations." The revised disclosure will help investors better understand the impact of a change in your capital resources.
15. Please revise to quantify and disclose your current anticipated needs for additional financing.

"We Have Generated Minimal Profits Since Inception and We May
Never
Generate Substantial Revenues or Be Profitable in the Future."
Page 2
16. Please revise to disclose your losses/income for the last 2 fiscal years and any relevant subsequent interim period.
17. Please revise to disclose the fact that your revenue for the last
2 completed fiscal years was from a related party lease with Godels,
Solomon, Barber & Company, L.L.C., an entity related to the company via a common 50% owner. Disclose the amount of the revenue and disclose the common 50% owner.

"We Are Dependent on Key Personnel with No Assurance That They
Will
Remain with Us: Losing Key Personnel Could Mean Losing Key
Business
Relationships Necessary to Our Success." Page 2
18. In the risk factor subheading you refer to your dependence on "key personnel." In the risk factor text, however, you name only Charles Godels as a key person. Please name all persons upon whom you believe you are dependent or revise the subheading reference to refer to Mr. Godels. We note your disclosure on page 15 that you have no key employees, other than Charles P. Godels and Madanna Yovino.
19. To the extent known, please revise your disclosure to quantify your current expected costs of hiring additional key employees.
20. Please state if you maintain key person insurance on any of your key personnel.

"Our Competitors Have Greater Financial Resources than We Do . . .
.."
Page 2
21. Please revise your disclosure to provide additional information about the market in which you compete and anticipated competitors. For example, if your market is limited to a certain geographic area, please describe. If you competitors are certain types of companies, please explain.

"There Are Critical Relationships Within the Commercial Property
Acquisitions Industry That must Be Developed . . . ." Pages 2-3
22. Please revise your disclosure to name any key contacts and describe your relationship with them. If you have any written or oral agreements, the material terms of those agreements should be summarized in the business section. Any written agreements should be filed as exhibits to the registration statement.
23. You state that any disruption in these critical business relationships would make it difficult for you to compete effectively.
Please provide a more robust discussion of this statement. For example, at a minimum you should explain why the relationships are critical, where the relationships stand and whether you can develop substitute relationships.
24. Please revise your disclosure to explain why contacts in the finance and accounting industry are critical to your future success.
We note that your business plan involves the acquisition and development of commercial property and cleaning and maintenance services.

Use of Proceeds, pages 4-6
25. We note your statement that you will use the proceeds to pay for printing and legal and accounting costs. Your table of capital allocation, however, does not list printing and legal and accounting costs as possible expenditures. Please revise your disclosure to clarify if these are offering expenses.

Dilution, pages 6-7
26. Please revise your disclosure to clarify if the table on page
7
assumes that the securities were sold at $0.50 per share.

Market for Common Equity and Related Stockholder Matters, pages 7-
8
27. Your statement regarding Rule 144 sales, that "shares . . . must generally be held for a period of at least one (1) year for non-affiliates and two years (2) for affiliates," is inaccurate. Rule 144 applies to the sale of securities held by affiliates or restricted securities. All securities sold under Rule 144 must be held for at least one year. The volume limitations of Rule 144 apply to all securities held by affiliates and restricted securities held by non-affiliates for at least one year but less than two years. If non-affiliates have held the securities for two years, they may be able to sell those securities without regard to the volume limitations. Please revise your disclosure accordingly.
28. Please disclose the amount of cash dividends you have paid in the last three years.

Selling Security Holders, pages 9-10
29. Please revise the table in this section to disclose the percentage of shares beneficially owned by each selling stockholder as of the date of the prospectus and before the offering.
30. Please revise your disclosure to add a statement that clarifies that the selling stockholders will beneficially own no shares after the completion of the secondary offering, assuming all shares are sold in the secondary offering.

Plan of Distribution, pages 11-13
31. We note your statement that your stock will be sold by Mr. Godels. It appears that Mr. Godels is an "underwriter" with respect to the shares in this offering. Please revise your disclosure to name him as an "underwriter."
32. In addition, please provide us your analysis as to why Mr. Godels is not required to be registered as a broker-dealer. Please see the
Rule 3a4-1 safe harbor provision in the Exchange Act of 1934.
33. We note your statement on page 12 that the "The selling security holders and any broker-dealers participating in the distributions of the shares may be deemed to be `underwriters` within the meaning of
Section 2(11) of the Securities Act." Such persons are underwriters in connection with such sales. Please revise your disclosure accordingly.
34. We note the disclosure that following the public offering of four million shares, the 450,000 shares owned by each of Charles and Marguerite Godels, respectively, represents 30.12% of the outstanding shares. It appears this calculation is incorrect. Please advise or revise.

Plan of Distribution, page 11
35. Please expand the discussion to clarify whether and how prospective investors will know whether they are buying shares sold on behalf of the registrant or shares sold by a selling shareholder.
In addition, is there any restriction on the sale of shares by management until such time as the offering by the registrant is completed or terminated? We may have additional comments.

Description of Business, pages 13-15

Business Development, page 13
36. Please expand your disclosure to include a more robust discussion of your business development. Please expand your discussion regarding you prior acquisitions of commercial property. Please disclose the dates you made material property acquisitions, the costs to you of such acquisitions and describe any agreements you entered into with respect to such acquisitions. In that regard, we note your reference to the sale of 770 1st Avenue N., St. Petersburg, Florida on page 16. In addition, any such agreements should be filed as exhibits to the registration statement. Please also describe how you have "expanded into building cleaning, maintenance services, and equipment leasing."

Our Business, pages 13-15
37. Please revise your disclosure to describe any properties that you currently own or lease. For any property that you lease, please disclose the annual lease payments. To that effect, we note your disclosure in a footnote to your financial statements that you sublet your principal business location at 770 First Avenue North, St. Petersburg, Florida from a customer that has common stockholders with the Company. Please disclose the customer, the common stockholder and describe this lease.
38. Please revise your disclosure to describe what you plan to do with the properties that you acquire. For example, do you plan to lease or sell the properties? Do you plan to finance the acquisition of properties or pay cash for the properties?
39. We note your statement that the primary delivery of your services will be through your home office location in St. Petersburg, Florida.
Please revise your disclosure to explain what you mean by this statement. For example, does this mean you will only purchase properties and offer services in St. Petersburg, Florida?
40. Please revise your disclosure to describe any Internet services that you are dependent upon.
41. You state that you have developed an "individualized approach to acquiring small commercial building and offering building cleaning, maintenance services, and equipment leasing." Please revise your disclosure to explain what about your approach makes it "individualized."
42. Please disclose additional information about your competitive position. Please disclose any key competitors and your competitive position in relation to those key competitors and your industry.
43. We note your statement that your "methods of operation . . . have not been proven to be successful." Please revise your disclosure to explain what is different about your methods of operation.
44. Please disclose the number of part-time employees you have, if any.



Certain Relationships and Related Transactions, page 16
45. We note your reference to "any nominee for election as a director or officer" in this section. Please delete this reference or explain who you are referring to.
46. Please expand your disclosure regarding the 770 1st Avenue N. property. Please explain what you mean by the statement that Mr. and
Mrs. Godels were "involved in the sale of and the proceeds from the sale." Please also disclose the sale price of the property and disclose the "economic gain" referenced.

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operations, pages 16-
24
47. Some of the disclosure you have provided in this section is general information regarding your business. For example, see your discussion on page 17 under the subsection "Our Business." Some of this disclosure is duplicative of disclosure in the business section or is disclosure that would be better suited for the business section. As noted in our MD&A Interpretive Release (2002), Release
No. 33-8056; available at http://www.sec.gov/rules/other/33-
8056.htm,
"MD&A requirements are intended to provide in one section of a filing, material historical and prospective textual disclosure enabling investors and other users to assess the financial condition and results of operations of the registrant, with particular emphasis on the registrant`s prospects for the future." Please review and revise your prospectus accordingly. We may have further comments on your revisions.
48. We note your discussion regarding the current economic environment in the United States and the effect on your business. This discussion is very general. Please revise your disclosure to provide more specific information about trends and events that will impact your business. In our MD&A Interpretive Release (2002), Release No. 33-8056, we stated that "the development of MD&A disclosure should begin with management`s identification and evaluation of what information, including the potential effects of known trends, commitments, events, and uncertainties, is important to providing investors and others an accurate understanding of the company`s current and prospective financial position and operating results." Accordingly, the MD&A overview should be a more focused discussion that highlights key points. We may have further comments on your revisions.
49. Please revise your disclosure to explain the difference between your business in its current state and full implementation of your business plan.
50. We note that your disclosure in this section is repetitive. For example, you explain that company`s existing two shareholders had taken the business risk and provided the capital that resulted in the company`s acquisition of its real estate at 770 1st Avenue N., St. Petersburg, Florida on page 20 and then again on page 23. Please review your entire MD&A and eliminate unnecessary repetition of information. Please see See Rule 421(b) of Regulation C regarding presentation of information in the prospectus.

Executive Compensation, page 27

51. Please provide information regarding executive compensation for the fiscal year ended December 31, 2005. Please refer to our 1997 Telephone Interpretations Manual, section J.8B.

Financial Statements - November 30, 2005

Statement of Income, page F-4
52. We note that the title of this statement is inconsistent with the loss incurred in the current period. Please revise the title to a format that does not infer the generation of income such as Statement of Operations. Further please provide the comparable interim financial information for the period ended November 30, 2004.
This
request for comparable interim information also applies to your Statement of Cash Flows. Refer to Item 310(b) of Regulation S-B.

Notes to the Financial Statements, November 30, 2005 (Unaudited), page F-7

Note D - Related Party Transactions, page F-8
53. It appears that the information in this note remained the same even though your business model substantially changed in the interim period. Please update this note since the majority of your revenue is now earned from cleaning/maintenance revenue and not from the commercial lease.

Financial Statements - December 31, 2004

Notes to the Financial Statements, December 31, 2004, page F-14
54. Refer to your discussion of the fixed asset disposition discussed
Under "Results of Operations for the Year Ended December 31, 2004" on page 20. Please include a note describing the circumstances related to, the impact of, and the accounting for the fixed asset disposition in 2004.

Note C - Shareholder Loans, page F-14
55. Please explain to us how the long-term classification of these notes is appropriate given the fact that they are payable on demand.
Also include a discussion of the terms and nature of the amounts classified as "Due to Affiliates" in your balance sheet.

Exhibit 5
56. Item 601(b)(5) of Regulation S-B requires you to provide a legal opinion "on the legality of the securities being registered stating whether they will, when sold, be legally issued, fully paid and non-assessable." Your counsel`s legal opinion states that "each outstanding share of Common Stock registered in this offering (whether for resale or in the primary offering) will, at the time of effectiveness of the Registration Statement, be legally issued, fully paid, and non-assessable." Since the primary shares in the offering will not be "sold" at the time of effectiveness, those shares will not be "legally issued, fully paid and non-assessable." Please revise the legal opinion in accordance with Item 601(b)(5).

Exhibit 23
57. We note that you include reference to the interim review report included in connection with the interim financial statements for the period ended November 30, 2005. Please note that the requirements in the consent differ from the language required in Item 15 related to the provision of an interim review report. Revise your document to include a letter from your accountants that complies with the requirements of Item 601(b)(15) of Regulation S-K.

Signatures
58. Please note that the signature requirements of Form SB-2 require the registration statement to be signed by "the small business issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least the majority of the board of directors or persons performing similar functions." See Instructions 1 and 2 to the Signatures section of Form SB-2. We note the filing only includes the signature of the issuer. Please also include the additional signatures. If any person serves in more than one capacity, his/her signature should be captioned as such in your amended filing.

*	*	*	*	*


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Vanessa Robertson at (202) 551-3649 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact
Sonia Barros at (202) 551-3655 or me at (202) 551-3710 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director




cc: Diane J. Harrison, Esquire
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Mr. Charles Godels
Avalon Development Enterprises, Inc.
February 1, 2006
Page 11